FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Financing Update

January 14, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to provide an update on it efforts to secure additional financing for the repayment of its US $4 million in bridge loans, and to provide additional working capital for the Company.

Freegold has recently received terms from a private European lender for a secured line of credit of up to US $10 million for a maximum maturity of 3 years.  Terms under this facility include interest that will be paid annually on each anniversary of the closing, based on the average US Dollar 3-month Libor rate during the period + 2% per annum.  The facility is to be collateralized by a first priority pledge of the shares in Freegold's wholly owned US subsidiaries and a general security agreement against the personal property of the Company (including a second charge against the processing and private property assets currently collateralizing an equipment loan at Golden Summit).  Funds drawn under the line of credit may be repaid at any time, and no upfront fees or conversion rights are being paid or granted to the lender.  Upon the Company receiving advances totaling a minimum of US $7.5 million, the lender will receive 750,000 warrants to purchase Freegold common shares for a period of two years from the date of grant at a price of $0.30 per share.  A finder’s fee, payable in cash and equal to 4% of the amounts drawn under the line of credit, will be paid to an arm’s length party in connection with this financing.

Funds drawn under this facility will be used to repay in full the Company’s US $4 million in bridge debt.  Closing of this facility is expected to occur within the next three weeks, and in consideration of this timing, the bridge lenders have agreed to extend the maturity of their loans to February 10, 2009.   As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced will be reduced from $0.66 and $0.55 respectively to $0.30, and the Company will issue each lender an additional 250,000 common shares.  Pursuant to the policies of the TSX, the re-priced warrants may not be exercised for a period of ten business days.  The other terms and conditions of the bridge loans will remain unchanged.

Freegold also announces that Robert Jackson, President of Tiomin Resources Inc., one of Freegold’s bridge lenders, is also stepping down from the board effective immediately.  We would like to thank Robert for his service to the Company and wish him the best in his future endeavours.

Commenting on the financing, Freegold President and CEO, Steve Manz, said "We are very pleased to have been able to obtain terms for a facility of this size and term during these difficult market conditions.  We have always been sensitive to the issue of equity dilution.  Our last equity financing closed in June 2007, and should we be successful in closing this new line of credit, we would continue to avoid the issuance of a large numbers of shares at low share prices to provide the Company with additional working capital.  Closing of this facility would allow full repayment of the two bridge loans on a more favourable and longer term basis, and the Company would remain well positioned to continue to add value to its advanced Alaska and Idaho projects.  Following completion of the financing, work over the coming months would involve low cost analysis and modeling of the extensive programs undertaken this year on our four projects, after which we would evaluate the best manner to move the projects forward and add to our overall gold resource base.“

The transactions described herein are subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the proposed loan facilities described herein will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

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